Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Third Quarter 2012 Financial Results;
Q3, 2012 Conference Call at 10 am PDT, Wednesday, November 7, 2012
__________________________________________________________________

Vancouver, Canada – November 6, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announced today its financial and operating results and unaudited consolidated interim financial statements for the Third Quarter, 2012.  Endeavour owns and operates three high-grade, underground, silver-gold mines in Mexico: the Guanacevi Mine in Durango State, the Bolanitos Mine in Guanajuato State and the recently acquired El Cubo Mine, also located in the Guanajuato mining district only 15 kilometers from the Bolanitos Mine.

Net earnings were $16 thousand and operating cash-flow was $15.3 million from revenues totaling $51.9 million in the Third Quarter, 2012.   The Company reported adjusted earnings (a non-IFRS measure1) of $1.7 million ($0.02 per share). The Company’s cash cost of production, net of by-product gold credits, was $4.70 per ounce (oz) of silver.

Highlights of Third Quarter, 2012 (Compared to Q3, 2011)

•	Net earnings decreased to $16 thousand ($0.00 per share) compared to a $3.1 million ($0.04 per share)
•	Adjusted earnings(1) fell 81% to $1.7 million ($0.02 per share) compared to $8.9 million
•	Operating cash-flow before working capital changes dipped 20% to $16.4 million
•	Mine operating cash-flow(1) decreased 1% to $27.0 million
•	Revenues rose 34% to $51.9 million on sales of 1,294,241 oz silver and 8,984 oz gold
•	Working Capital reduced to $58.8 million due to the El Cubo Mine acquisition

•	Silver production rose 33% to 1,137,883 oz
•	Gold production rose 139% to 11,754 oz
•	Silver equivalents production rose 56% to 1.73 million oz (at a 50:1 silver:gold ratio)
•	Realized silver price fell 29% to $28.72 per oz sold (4% lower than the average spot price for Q3, 2012)
•	Realized gold price fell 3% to $1,637 per oz sold (1% lower than the average spot price for Q3, 2012)
•	Cash costs(1) fell 7% to $4.70 per oz silver payable (net of gold credits)
•	Bullion held in inventory at quarter-end included 425,746 oz silver and 4,344 oz gold
•	Concentrate held in process at quarter-end included 347,044 oz silver and 5,384 oz gold

(1) Adjusted earnings, mine operating cash-flow and cash costs are non-IFRS measures which are reconciled in the Company’s management discussion and analysis.

Bradford Cooke, CEO and Director, commented, “We are pleased with the operating performance of our Guanacevi and Bolanitos Mines in the 3rd Quarter, 2012, especially the lower cash costs of production, but as expected, the newly acquired El Cubo Mine had a difficult quarter.  Endeavour’s financial performance in Q3, 2012 also met our expectations except for the impact of two new items, a $3.3 million write-down of inventory at El Cubo and a $5.0 million contingent liability on the additional conditional payments to Aurico Gold pursuant to the acquisition agreement.”

“Quarterly cash-flow and earnings were also lower due to a combination of lower metal prices, high operating and acquisition costs related to El Cubo, and increased exploration expenditures. However, the Company’s working capital remains strong, augmented by the new $75 million bank line of credit.”

“Our 20% mine and plant expansion to 1200 tpd at Guanacevi was successfully completed in Q3 on time and budget and the operation is now outperforming its rated capacity.  The 60% mine and plant expansion to 1600 tpd at Guanajuato is well on track for completion before year-end and the mine is already producing 1600 tpd.”

“At El Cubo, Endeavour effectively reported only two months of production due to the July 13 closing date of the acquisition and the residence time need for metal in process to report to dore.  Therefore, silver and gold production and recoveries were lower than forecast.  Operating costs on a per ounce basis were higher due to the low metal production and the added costs of ownership transition.”

“However, the many operating changes initiated at El Cubo during the 3rd Quarter are starting to take effect, as evidenced by the substantial increase in production grades since the closing of the acquisition.  Much work remains to be done but management is confident that a turn-around is now underway at El Cubo.  We will continue to focus on improving the operations at El Cubo over the next four quarters and completing the capital improvement projects in 2013.”

“The turn-around at Bolanitos that our operating team achieved over the first 8 quarters after we acquired the mine in 2007 is a good example of what we hope to accomplish at El Cubo.  From Q3, 2007 to Q3, 2009, Bolanitos production rose from 80,000 oz silver to 200,000 oz silver per quarter and the cash costs of production fell from more than $30 per oz to less than $0 per oz, because of the growing economies of scale and the growing gold credit.  Although El Cubo is starting from a much higher level of production, it has been a high cost operation so management has identified a number of opportunities to reduce the cash costs of production and grow the silver production at El Cubo.”

Financial Results (see Consolidated Statement of Operations)

Revenues increased 34% to $51.9 million in Q3, 2012 (Q3, 2011 - $38.8 million) due to higher silver-gold production. The Company sold 1,294,241 oz silver and 8,984 oz gold at average realized prices of $28.72 per oz and $1,637 per oz, respectively. The silver realized price was 29% lower compared to prior year.  Costs of Sales were up 88% to $31.4 million (Q3, 2011 - $16.6 million) due to increased production and higher costs.

Mine Operating Cash-Flow decreased 1% to $27.0 million (Q3, 2011 - $27.1 million), Mine Operating Earnings dropped 8% to $20.4 million (Q3, 2011 – $22.1 million), and Operating Earnings fell 12% to $14.1 million (Q3, 2011 –$16.1 million). Operating Cash-Flow was $15.3 million (Q3, 2011 – $14.3 million).

Earnings Before Taxes were $5.6 million (Q3, 2011 - $8.9 million) after the Mark to Market Loss on Derivative Liabilities of $1.7 million (Q3, 2011 - $5.8 million), a Loss on Contingent Liability of $5.0 million, a Write Down of El Cubo production inventory of $3.3 million. The Company realized Net Earnings for the period of $16 thousand or $0.00 per share (Q3, 2011 - $3.1 million) after an Income Tax Provision of $5.6 million (Q3, 2011- $5.8 million).

Net Earnings include a mark to market derivative liability gain related to share purchase warrants issued in 2009 and denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.

Adjusted Earnings were $1.7 million ($0.02 per share) compared to $8.9 million in 2011 ($0.10 per share), excluding the derivative liability adjustment related to the warrants.

Cash Costs decreased 7% to $4.70 per oz silver produced in Q3, 2012 (Q3, 2011 - $5.03 per oz) mainly due to the increasing production from the low cost Bolanitos mine. Endeavour reports its cash costs according to the Silver Institute cash cost reporting guidelines.

Excluding the purchase of the El Cubo mine, capital investments totaled $18.4 million in property, plant and equipment during the Third Quarter, 2012.  The main focus was on underground development at the Guanacevi, Bolanitos and El Cubo mines, expanding the mining fleet, and upgrading various circuits at the plants to handle increased throughputs.

The Company used $100 million of its cash reserves in July 2012 for the El Cubo purchase which reduced the Company’s short term liquidity position but improves the Company’s long term growth profile. To augment working capital, the Company entered into a $75 million revolving credit facility to remain focused on growth activities.  The Company had $58.8 million of working capital as of September 30, 2012.

Operating Results (see Consolidated Table of Operations)

Consolidated silver production climbed 33% to 1,137,883 oz and gold production jumped 139% to 11,754 oz in Q3, 2012 compared to Q3, 2011. The increased silver and gold production is primarily attributable to rising throughputs, offset by 29% lower silver grades.  The increased throughputs are the result of mine and plant expansions completed at both Guanacevi and Bolanitos in 2011 and 2012. The decreased silver grades are due to rising throughput at Bolanitos, the addition of the El Cubo operations, both of which have lower silver grades compared to Guanacevi, and the mining of lower grade silver ores at the operations due to normal grade variations and to take advantage generally higher metal prices. As a result, consolidated silver equivalent production rose 56% to 1.73 million oz (50:1 silver:gold ratio, no base metals) compared to Q3, 2011.

At El Cubo, the many new capital projects at the mine, plant and related surface infrastructure are now well underway.  About 80% of the planned demolition has been completed at the El Tajo plant to allow for the rebuilding of that processing facility to 1,200 tpd with room for future expansion. Crushing, milling, flotation and other critical equipment has been ordered. Approximately 20% of the leach circuit refurbishment has been completed and bottlenecks in the Merrill Crowe circuit and silver refinery are now being resolved.  The transformation of El Cubo includes the construction of new administration offices, security buildings, warehouses and maintenance shops, all of which have commenced or will commence before year-end.

The Company’s focus on safety is also starting to take traction at El Cubo, with a significant increase in training hours, the implementation of new safety policies and practices and a reduction of lost time accidents already evident in the 3rd Quarter, 2012.

Outlook for Q4, 2012 and Adjusted Production Guidance for 2012

In the Fourth Quarter of 2012, Endeavour anticipates its financial position will remain steady, reflecting rising silver and gold prices, rising precious metal production, and higher capital, operating and exploration costs. Industry-wide inflationary pressures on operating costs should be offset by the new economies of scale attained at the Bolanitos and Guanacevi mines as well as the operational turn-around now underway at El Cubo.

Silver production should continue to rise but cash costs are also expected to rise in the 4th quarter reflecting increased production at all three mines, especially the higher cost El Cubo mine.  However, management anticipates the El Cubo cash costs of production should start to decline in Q4, 2012.  The Company forecasted El Cubo to produce 600,000 – 700,000 oz silver and 7,500 – 9,000 oz gold (975,000 oz - 1,150,000 oz silver equivalent production at a 50:1 silver:gold ratio) in the second half of 2012. As a result of the slow start at El Cubo, management now estimates El Cubo will produce 400,000 oz silver and 7,000 oz gold from the date of acquisition to year end.

Guanacevi is expected to produce 2.6 million oz silver, just shy of forecast, and beat its 6,000 oz gold production guidance. Bolanitos should meet its 1.6 million oz silver and beat its 20,000 oz gold production guidance.  The Company therefore revises it 2012 production guidance to reflect slightly lower silver production (4.6 million oz), significantly higher gold production (38,000 oz) and cash costs of production at the low end of the $6-7 per oz range previously forecasted.

Q3, 2012 Conference Call at 10 am PDT (1 pm EDT) on Wednesday, November 7, 2012

A conference call to discuss the Q3, 2012 financial and operating results will be held at 1 pm Eastern Time (10 am Pacific Time) on Wednesday, November 7, 2012. To participate in the conference call, please dial the following:

·	800-319-4610	Canada and USA (Toll-free)
·	604-638-5340	Vancouver Dial In
·	1-604-638-5340	Outside of Canada & USA
·	No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by #.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free at 877-685-9775, Tel: (604) 685-9775, Fax: (604) 685-9744
Email lmccray@edrsilver.com, Website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures, sustaining capital and working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

	September 30,	December 31,
	2012	2011

ASSETS
Current assets
Cash and cash equivalents	$17,185	$75,434
Investments	9,721	34,099
Accounts receivable	20,626	7,392
Inventories	42,885	34,195
Prepaid expenses	4,870	3,773
Total current assets	95,287	154,893

Non-current deposits	1,517	600
Mineral property, plant and equipment	327,375	93,528
Total assets	$424,179	$249,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$26,760	$9,084
Income taxes payable	6,722	3,482
Total current liabilities	33,482	12,566

Provision for reclamation and rehabilitation	5,539	2,729
Deferred income tax liability	39,064	20,806
Contingent liability	12,913	-
Derivative liabilities	7,217	13,130
Total liabilities	98,215	49,231

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 99,519,406 shares (Dec 31, 2011 - 87,378,748 shares)	357,173	259,396
Contributed surplus	11,955	8,819
Accumulated comprehensive income (loss)	(3,746)	(1,700)
Deficit	(39,418)	(66,725)
Total shareholders' equity	325,964	199,790
Total liabilities and shareholders' equity	$424,179	$249,021

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2012	2011	2012	2011

Revenue	$51,880	$38,776	$141,360	$110,491

Cost of sales:
Direct production costs	24,485	10,997	56,986	33,465
Royalties	454	636	1,397	1,712
Stock-based compensation	146	170	421	337
Depreciation and depletion	6,353	4,841		13,031
	31,438	16,644	77,981	48,545

Mine operating earnings	20,442	22,132	63,379	61,946

Expenses:
Exploration	3,420	3,093	7,342	6,818
General and administrative	2,850	2,964	9,564	8,109
	6,270	6,057	16,906	14,927
Operating earnings	14,172	16,075	46,473	47,019

Mark-to-market loss/(gain) on derivative liabilities	1,728	5,777	(47)	13,408
Mark-to-market loss/(gain) on contingent liability	5,005	-	5,005	-
Write down of inventory to net realizable value	3,345	-	3,345	-
Finance costs	181	8	191	27

Other income (expense):
Foreign exchange	1,814	(4,821)	2,981	(3,252)
Investment and other income	(106)	3,478	1,834	6,496
	1,708	(1,343)	4,815	3,244

Earnings before income taxes	5,621	8,947	42,794	36,828

Income tax expense	5,605	5,850	15,498	16,280

Net earnings for the period	16	3,097	27,296	20,548

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	1,321	(2,616)	(2,046)	(2,465)

Comprehensive income (loss) for the period	$1,337	$481	$25,250	$18,083

Basic earnings (loss) per share based on net earnings	$0.00	$0.04	$0.30	$0.25
Diluted earnings (loss) per share based on net earnings	$0.00	$0.04	$0.29	$0.24

Basic weighted average number of shares outstanding	97,666,618	85,159,320	91,159,694	83,349,279
Diluted weighted average number of shares outstanding	99,322,475	87,599,601	93,699,625	85,312,465

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2012	2011	2012	2011

Operating activities
Net earnings for the period	$16	$3,097	$27,296	$20,548
Items not affecting cash:
Stock-based compensation	1,018	1,498	3,803	3,399
Depreciation and depletion	6,427	4,885	19,354	13,146
Deferred income tax provision	2,184	2,704	5,595	6,454
Unrealized foreign exchange loss (gain)	(731)	3,539	(1,632)	2,069
Mark to market loss (gain) on derivative liability	1,728	5,777	(47)	13,408
Mark to market loss (gain) on contingent liability	5,005	-	5,005	-
Finance costs	6	8	16	23
Allowance for related party receivable	-	180	-	180
Write down of inventory to net realizable value	3,345	-	3,345	-
Loss (Gain) on marketable securities	325	(1,086)	(158)	(995)
Net changes in non-cash working capital	(3,979)	(6,272)	(6,244)	(8,007)
Cash from operating activities	15,344	14,330	56,333	50,225

Investing activites
Property, plant and equipment expenditures	(18,249)	(10,848)	(39,544)	(30,216)
Acquisition of Mexgold Resources Inc.	(100,000)	-	(100,000)	-
Investment in short term investments	-	(8,787)	(27,884)	(27,358)
Proceeds from sale of short term investments	3,740	18,432	50,373	19,063
Investment in long term deposits	(741)	-	(917)	178
Cash used in investing activities	(115,250)	(1,203)	(117,972)	(38,333)

Financing activities
Common shares issued on exercise of options and warrants	1,238	5,562	2,516	15,043
Share issuance costs	(204)	(94)	(204)	(103)
Cash from financing activites	1,034	5,468	2,312	14,940

Effect of exchange rate change on cash and cash equivalents	613	(3,536)	1,078	(2,069)
Increase (decrease) in cash and cash equivalents	(98,872)	18,595	(59,327)	26,832
Cash and cash equivalents, beginning of period	115,444	77,741	75,434	68,037
Cash and cash equivalents, end of period	$17,185	$92,800	$17,185	$92,800

Supplemental cash flow information

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS
(Unaudited – Prepared by Management)
 (expressed in thousands of U.S. dollars, except share amounts)

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012	202,987	208	1.47	1,040,026	7,695	76.5	80.3	5.46	86.32
Q3, 2012	306,164	161	1.49	1,137,883	11,754	74.4	76.7	4.70	97.04
Q4, 2012
Total	702,910	193	1.44	3,250,400	25,770	74.4	79.2	5.45	92.68
Production 2011
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55
Production 2010
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
Total	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10

Q3, 2012 : Q3, 2011	121%	-39%	1%	33%	139%	1%	2%	-7%	6%

Q3, 2012 : Q2, 2012	51%	-23%	2%	9%	53%	-3%	-5%	-14%	12%

YTD 2012:YTD 2011	68%	-27%	3%	25%	75%	1%	0%	-1%	4%